Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JULY 15, 2021

TO THE PROSPECTUS DATED JUNE 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated June 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of August 1, 2021;

•	to disclose the calculation of our June 30, 2021 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

As we close out the second quarter and first half of 2021, here are a few highlights we would like to share:

•	We have crossed $9.3 billion in AUM,

•	We acquired $3.1 billion of real estate in the first six months of the year,

•	80% of our property investments were made in the multifamily (47%) and industrial (33%) sectors; and

•	83% of our property investments were made off-market (the other 17% were completed in small auction processes, i.e. not widely marketed).

August 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2021 (and repurchases as of July 31, 2021) is as follows:

Transaction Price (per share)
Class S	$22.57
Class T	$22.46
Class D	$22.42
Class I	$22.51

The August 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP2-0721

June 30, 2021 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of June 30, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of June 30, 2021 ($ and shares/units in thousands):

Components of NAV	June 30, 2021
Investments in real estate	$7,831,078
Investments in real estate debt	980,425
Cash and cash equivalents	455,414
Restricted cash	458,183
Other assets	185,208
Debt obligations	(4,821,641)
Secured financings on investments in real estate debt	(138,145)
Subscriptions received in advance	(346,593)
Other liabilities	(428,173)
Performance participation accrual	(32,382)
Management fee payable	(4,348)
Accrued stockholder servicing fees (1)	(1,547)
Minority interest	(21,890)
Net asset value	$4,115,589
Number of outstanding shares/units	182,641

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2021, we have accrued under GAAP $156.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of June 30, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$2,039,815	$74,090	$205,107	$1,770,103	$26,474	$4,115,589
Number of outstanding shares/units	90,396	3,298	9,150	78,621	1,176	182,641
NAV Per Share/Unit as of June 30, 2021	$22.57	$22.46	$22.42	$22.51	$22.51

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.1%
Hotel	9.3%	8.0%
Office	7.5%	6.0%
Industrial	6.2%	5.3%
Medical office	6.6%	5.7%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers. In addition, the independent valuation advisor reviews the assumptions included in the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.8%	+1.9%	+2.0%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.3%	+1.8%	+2.8%	+3.1%	+3.1%
(weighted average)	0.25% increase	(2.9)%	(1.7)%	(2.6)%	(2.8)%	(2.8)%

The following table provides a breakdown of the major components of our NAV as of May 31, 2021 ($ and shares/units in thousands):

Components of NAV	May 31, 2021
Investments in real estate	$6,516,014
Investments in real estate debt	699,608
Cash and cash equivalents	458,877
Restricted cash	383,659
Other assets	61,370
Debt obligations	(3,929,097)
Secured financings on investments in real estate debt	(142,150)
Subscriptions received in advance	(317,050)
Other liabilities	(118,798)
Performance participation accrual	(24,179)
Management fee payable	(3,762)
Accrued stockholder servicing fees (1)	(1,362)
Minority interest	(20,657)
Net asset value	$3,562,473
Number of outstanding shares/units	159,244

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2021, we have accrued under GAAP $133.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$1,757,872	$65,610	$169,528	$1,543,184	$26,279	$3,562,473
Number of outstanding shares/units	78,460	2,943	7,613	69,052	1,176	159,244
NAV Per Share/Unit as of May 31, 2021	$22.40	$22.30	$22.27	$22.35	$22.35

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 24,169,680 shares of our common stock (consisting of 9,979,330 Class S shares, 224,251 Class T shares, 1,807,430 Class D shares and 12,158,669 Class I shares) in the primary offering for total proceeds of $0.5 billion and (ii) 326,661 shares of our common stock (consisting of 185,764 Class S shares, 7,171 Class T shares, 14,547 Class D shares and 119,179 Class I shares) pursuant to our distribution reinvestment plan for a total value of $7.3 million. As of June 30, 2021 our aggregate NAV was $4.1 billion. We intend to continue selling shares in the Offering on a monthly basis.

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